# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6B 1A1, 604-737-7232

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 9,566,999; sole dispositive power 3,852; shared dispositive power 9,566,999; aggregate amount beneficially owned 9,570,851 (8.6% of the class)
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (4.3% of the class)
- LIPO Investments (USA), Inc. (CIK 0002003936): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (3.1% of the class)
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 823,612; sole dispositive power 0; shared dispositive power 823,612; aggregate amount beneficially owned 823,612 (0.7% of the class)
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 823,612; sole dispositive power 0; shared dispositive power 823,612; aggregate amount beneficially owned 823,612 (0.7% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,092,596; sole dispositive power 0; shared dispositive power 1,092,596; aggregate amount beneficially owned 1,092,596 (1% of the class)
- Low Tide Properties Ltd. (CIK 0001972360): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 225,830; sole dispositive power 0; shared dispositive power 225,830; aggregate amount beneficially owned 225,830 (0.2% of the class)
- House of Wilson Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Comment:
This Amendment No. 25 (this "Amendment") is being filed by Dennis J. Wilson, Anamered Investments Inc. ("Anamered"), LIPO Investments (USA), Inc. ("LIPO"), Wilson 5 Foundation ("Wilson 5"), Wilson 5 Foundation Management Ltd. ("Wilson 5 Trustee"), Five Boys Investments ULC ("Five Boys"), Shannon Wilson, Low Tide Properties Ltd. ("Low Tide") and House of Wilson Ltd. ("House of Wilson") (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on February 14, 2019 (as amended, the "Schedule 13D") to reflect certain updates to the information previously reported.

The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of Mr. Wilson, Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys, Mrs. Wilson, Low Tide and House of Wilson may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 9,570,851 shares of the Issuer's common stock (of which 5,115,961 are exchangeable shares (as defined below) and an equal number of shares of the Issuer's special voting stock on a fully-converted basis) owned in the aggregate by all of the Reporting Persons, constituting approximately 8.6% of the shares of the Issuer's common stock and shares of the Issuer's special voting stock outstanding. Each Reporting Person disclaims beneficial ownership of shares of the Issuer's common stock (and exchangeable shares and an equal number of shares of the Issuer's special voting stock) that he, she or it does not directly own, except to the extent of his, her or its pecuniary interest therein.

The foregoing is based on 105,594,064 shares of the Issuer's common stock and 5,115,961 shares of the Issuer's special voting stock outstanding as of August 28, 2026 as disclosed by the Issuer in its Quarterly Report filed on Form 10-Q with the SEC on September 3, 2026. Each share of the Issuer's special voting stock has voting rights equivalent to one share of the Issuer's common stock, but no economic rights.

Each share of the Issuer's special voting stock is paired with an exchangeable share (an "exchangeable share") of Lulu Canadian Holding, Inc., a wholly owned subsidiary of the Issuer ("Lulu Canada"). Holders of exchangeable shares may require Lulu Canada to redeem each of its exchangeable shares in exchange for one share of the Issuer's common stock plus a cash payment equal to any accrued and unpaid dividends on the exchangeable shares. When exchangeable shares are exchanged into shares of the Issuer's common stock, the Issuer cancels a corresponding number of shares of special voting stock without consideration. As a result, each exchangeable share, together with its paired share of special voting stock, may be deemed to represent beneficial ownership of one share of the Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 7, 8, 9, 10 and 11 of the cover pages of this Amendment is incorporated herein by reference.

Mr. Wilson directly holds 3,852 shares of the Issuer's common stock. Anamered directly holds 4,755,217 exchangeable shares and an equal number of shares of the Issuer's special voting stock. LIPO directly holds 3,401,596 shares of the Issuer's common stock. Wilson 5 directly holds 823,612 shares of the Issuer's common stock. Five Boys directly holds 91,760 exchangeable shares and an equal number of shares of the Issuer's special voting stock. Mrs. Wilson directly holds 268,984 exchangeable shares and an equal number of shares of the Issuer's special voting stock. Low Tide directly holds 225,830 shares of the Issuer's common stock. House of Wilson directly holds 0 shares of the Issuer's common stock.

Mr. Wilson may be deemed to have shared voting or dispositive power over the securities he holds directly, as well as those beneficially owned by Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys, Mrs. Wilson and Low Tide.

Wilson 5 Trustee may be deemed to have shared voting or dispositive power over the securities beneficially owned by Wilson 5.

Mrs. Wilson may be deemed to have shared voting or dispositive power over the securities that she holds directly as well as those beneficially owned by Wilson 5.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows: On August 4, 2026, Wilson 5 sold 5,713 shares of the Issuer's common stock at a price of $122.56 per share in open market transactions.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed by the Reporting Persons in an amendment to the Schedule 13D filed on January 23, 2025, Low Tide entered into the Master Confirmation for purposes of, among other things, accessing liquidity while retaining voting rights and economic exposure of the pledged shares, including the ability to participate in future appreciation of such shares up to a share price cap (or without any such cap if settled in cash). As the Master Confirmation expired in July 2026, and in order to maintain the increased financial flexibility afforded to Low Tide under the Master Confirmation, on September 1, 2026, LIPO entered into a Confirmation between Goldman Sachs & Co. LLC ("Goldman Sachs") and LIPO (the "Goldman Sachs Confirmation"), pursuant to which LIPO has entered into a prepaid variable share forward transaction with Goldman Sachs with respect to shares of the Issuer's common stock beneficially owned by LIPO, subject to the terms and conditions set forth in the Goldman Sachs Confirmation.

The transaction that LIPO entered into under the Goldman Sachs Confirmation has a maturity of two years, and is with respect to an aggregate of 1,274,318 shares of the Issuer's common stock. Subject to certain conditions, LIPO may elect to receive prepayments from Goldman Sachs with respect to some or all portions of the transaction. LIPO may elect to settle the transaction by delivering shares of the Issuer's common stock, or by making an equivalent cash payment, in each case pursuant to the terms of the Goldman Sachs Confirmation.

In connection with the transaction, LIPO will pledge the number of shares of the Issuer's common stock to Goldman Sachs pursuant to the Goldman Sachs Confirmation to secure LIPO's obligations under such transaction. LIPO retains economic rights and voting rights with respect to such shares while they are subject to the pledge so long as no event of default or similar event occurs under the Goldman Sachs Confirmation. The aggregate number of shares pledged in connection with the Goldman Sachs Confirmation represents approximately 1.2% of the outstanding shares, based on 105,594,064 shares of the Issuer's common stock and 5,115,961 shares of the Issuer's special voting stock outstanding as of August 28, 2026, disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on September 3, 2026.

Because the Goldman Sachs Confirmation entitles LIPO to exercise its discretion to elect to settle the transaction in cash, the Goldman Sachs Confirmation permits LIPO to effectively retain full ownership of the pledged shares subject to the transaction and, if the transaction is ultimately settled in cash, to participate in all future stock price appreciation.

The increased financial flexibility resulting from entry into the Goldman Sachs Confirmation is intended to support LIPO's general liquidity and working capital purposes and ongoing investments that are not directly or indirectly related to the Reporting Persons' investment in the Issuer. Entry into the Goldman Sachs Confirmation and the pledge of shares representing approximately 13.3% of the shares owned by the Reporting Persons are not, and should not be interpreted as, a change in the Reporting Persons' investment thesis regarding the Issuer or its securities.

The foregoing description of the Goldman Sachs Confirmation does not purport to be complete and is qualified in its entirety by reference to the Goldman Sachs Confirmation, which is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Confirmation, between Goldman Sachs & Co. LLC and LIPO Investments (USA), Inc.

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (09/03/2026)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (09/03/2026)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (09/03/2026)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd, corporate trustee of Wilson 5 Foundation (09/03/2026)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (09/03/2026)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (09/03/2026)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (09/03/2026)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (09/03/2026)
- House of Wilson Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (09/03/2026)